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                         PREMIERE RADIO NETWORKS, INC.
                      15260 VENTURA BOULEVARD, FIFTH FLOOR
                         SHERMAN OAKS, CALIFORNIA 91403

May   , 1997

Dear Premiere Stockholder:

    On behalf of the Board of Directors of Premiere Radio Networks, Inc., a Delaware corporation ("Premiere"), I am pleased to inform you that on April 7, 1997, Premiere, Jacor Communications, Inc., a Delaware corporation ("Jacor"), Jacor Communications Company, a Florida corporation and a wholly owned subsidiary of Jacor ("JCC"), and PRN Holding Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of JCC ("Acquisition Corp."), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Acquisition Corp. will merge with and into Premiere (the "Merger"). As a result of the Merger, Premiere will become a subsidiary of JCC. At the effective time of the Merger (the "Effective Time"), each share of Common Stock, par value $0.01 per share ("Common Stock"), and each share of Class A Common Stock, par value $0.01 per share ("Class A Stock"), of Premiere (the Common Stock and the Class A Stock being referred to herein collectively as the "Premiere Common Stock") issued and outstanding immediately prior to the Effective Time (other than (i) Premiere Common Stock owned by Premiere, Jacor, JCC, Acquisition Corp. or any direct or indirect subsidiary of Premiere, Jacor, JCC, or Acquisition Corp., (ii) any Premiere Common Stock held in the treasury of Premiere or (iii) any Premiere Common Stock held by a holder who has properly perfected appraisal rights in accordance with Delaware law) will, by virtue of the Merger and without any action on the part of holders thereof, be converted into and represent the right to receive: (i) $13.50 in cash, plus, if the closing of the transactions contemplated by the Merger Agreement (the "Closing") does not occur prior to July 31, 1997, for each full calendar month ending prior to the Closing, commencing with August 1997, an additional amount of $.084375 in cash (the "Cash Consideration"); plus (ii) .1525424 shares of Common Stock of Jacor as long as the average per share closing trade price of the Common Stock of Jacor immediately preceding the Effective Time (the "Jacor Closing Price") is equal to or greater than $26.50 per share and equal to or less than $32.50 per share (the "Stock Consideration," and together with the Cash Consideration, the "Merger Consideration"). If the Jacor Closing Price is below $26.50, the number of shares of Common Stock of Jacor comprising the Stock Consideration will be increased, and if the Jacor Closing Price is above $32.50, the number of shares of Common Stock of Jacor comprising the Stock Consideration will be reduced such that the trading value of the Stock Consideration immediately prior to the Closing will not be less than $4.04 nor more than $4.96, respectively, per share of Premiere Common Stock.

    Your Board of Directors unanimously approved the Merger Agreement and determined that the terms of the Merger are fair to, and in the best interests of, the holders of Premiere Common Stock. In reaching its conclusion, the Board of Directors gave careful consideration to a number of factors, which are described in the Prospectus/Information Statement filed by Jacor and Premiere with the Securities and Exchange Commission (a copy of which is enclosed with this letter). I urge you to read the enclosed materials carefully. The Board of Directors also engaged Alex. Brown & Sons Incorporated as its financial advisor to evaluate the Merger Agreement and the Merger, and Alex. Brown & Sons Incorporated has rendered to the Board its written opinion, which is included as an exhibit to the Prospectus/Information Statement, that the Merger Consideration is fair, from a financial point of view, to holders of Premiere Common Stock as of the date of delivery of such opinion.

    Also on April 7, 1997, certain stockholders of Premiere (collectively, the "Consenting Stockholders") entered into an agreement with Jacor, JCC, Archon Communications Inc., Archon Communications Partners LLC, and News America Holdings, Incorporated, pursuant to which each of the Consenting Stockholders agreed to execute and deliver to Premiere prior to the close of business on the fifteenth day following the date of the Merger Agreement, unless the Merger Agreement was terminated prior to such date, an irrevocable written consent approving the Merger Agreement. On April 7, 1997, Consenting
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Stockholders owning shares representing approximately 25% of the voting power of
Premiere Common Stock, and on April ___, 1997, Consenting Stockholders owning additional shares representing approximately 26% of the voting power of Premiere Common Stock, outstanding on April 7, 1997 executed and delivered to Premiere the written consents to approve the Merger Agreement. Such written consents are sufficient under the Delaware General Corporation Law ("DGCL") to approve the Merger Agreement. Therefore, no further action by the stockholders of Premiere is necessary to approve the Merger Agreement or consummate the Merger and no such approval will be sought. ACCORDINGLY, WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. NO MEETING OF PREMIERE STOCKHOLDERS WILL BE HELD TO CONSIDER APPROVAL OF THE MERGER AGREEMENT.

    THE MERGER AGREEMENT AND DELAWARE LAW STATE THAT THE HOLDERS OF PREMIERE COMMON STOCK HAVE DISSENTERS' RIGHTS IN CONNECTION WITH THE MERGER. SEE "THE MERGER--APPRAISAL OR DISSENTERS' RIGHTS" IN THE ACCOMPANYING
PROSPECTUS/INFORMATION STATEMENT.

    Promptly after the Effective Time, a letter of transmittal and instructions for the use thereof will be sent by the Exchange Agent to holders of Premiere Common Stock as of the Effective Time to enable such holders to surrender their Premiere Common Stock in exchange for the Merger Consideration. Because the obligations of Premiere, Jacor, JCC, and Acquisition Corp. to consummate the Merger are subject to certain conditions, including certain regulatory approvals, the date on which the Merger will be consummated cannot be specified at this time. ACCORDINGLY, HOLDERS OF PREMIERE COMMON STOCK ARE REQUESTED NOT TO SURRENDER THEIR CERTIFICATES FOR EXCHANGE UNTIL THE LETTER OF TRANSMITTAL IS RECEIVED.

                                          Sincerely,

                                          Stephen C. Lehman
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER